[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-4340 / Fax 617-954-7723



                                        February 19, 2008

VIA EDGAR (as Correspondence)
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Post-Effective Amendment No. 8 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") (File Nos. 333-126328; 811-21780)

Ladies and Gentlemen:

     On behalf of MFS Series Trust XII (File Nos. 333-126328; 811-21780) (the "Registrant"), this letter sets forth our responses to your comments on the Registrant's Post-Effective Amendment No. 8 to the Registration Statement filed on December 28, 2007 in connection with the creation of class R1, class R2, class R3, class R4 and class W shares and to make other disclosure changes for the MFS Sector Rotational Fund (the "Fund").

1. Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

         Response: A "Tandy" representation letter will be filed on or before the effective date of the filing.

2. Comment: In the "Investment Objective" section of the "Risk Return Summary," please consider explaining to shareholders the procedure for notifying shareholders of a change in the Fund's investment objective.

         Response: We indicate in the "Investment Objective" section that the Fund's investment objective may be changed without shareholder approval as required by Item 4 of Form N-1A. We are not aware of any requirement to include disclosure of how we notify shareholders of a change in the Fund's investment objective in these circumstances.

3. Comment: Please provide a definition of "equity securities" in the "Risk Return Summary."

         Response: A definition of "equity securities" is included in the "Principal Investment Types" section of the "Risk Return Summary."

4. Comment: Please avoid using the phrase "such as" in the definition of derivatives in the "Principal Investment Types" section of the "Risk Return
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Securities and Exchange Commission
February 19, 2008
Page 2 of 8

         Summary" and include a list of the specific types of derivatives in which the Fund may invest.

         Response: Item 4(b)(1) of Form N-1A requires a description of the particular types of security in which the fund principally invests. It does not require an exhaustive list of every type of investment that a fund may make. We believe our current description of derivatives is consistent with this requirement and therefore respectfully decline to modify our "derivatives" disclosure. The phrase "such as" in the subsection describing "derivatives" in the "Principal Investment Types" in the "Risk Return Summary" is used to identify the types of the indicators upon which the value of a derivative could be based. The final sentence within this subsection includes a nonexhaustive list of various types of derivatives.

5. Comment: Please include a definition of "foreign securities" in the "Principal Investment Types" section of the "Risk Return Summary."

         Response: The principal investment types in which the Fund may invest are equity securities and derivatives. We do not consider "foreign securities" to be a type of security in which the fund principally invests. Please note we include the section entitled "Foreign Risk" in order to describe one of the risks involved in investing in equity securities. We therefore respectfully decline to modify our disclosure.

6. Comment: The "Principal Risks" section for the Fund contains "foreign risk" which includes disclosure regarding foreign currency risk. Please explain in the "Principal Investment Strategies" section whether the Fund may invest in foreign currencies.

         Response: Investing in foreign currencies is not a principal investment strategy of the fund and therefore does not need to be disclosed in the "Principal Investment Strategies" section. The "Principal Investment Strategies" section of the prospectus for the Fund does includes disclosure that the Fund may invest in foreign securities. We believe that changes in currency exchange rates may affect the U.S. value of these foreign securities and that this risk is appropriately described in the "foreign risk" disclosure.

7. Comment: Please include disclosure in the "Principal Investment Strategies" section of the "Risk Return Summary" that the Fund may invest in investments that trade in over-the-counter market.

         Response: While some of the Fund's investments may trade in over-the-counter markets, we do not believe that this is a principal investment strategy of the Fund and therefore respectfully decline to modify our disclosure.

8. Comment: Please include disclosure in the Fund's Statement of Additional Information that the Fund will not leverage the Fund while outstanding borrowing of the Fund exceeds five percent.
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Securities and Exchange Commission
February 19, 2008
Page 3 of 8

         Response: We are not aware of any requirement for your requested disclosure. However, the following disclosure will be added to Part II of the Statement of Additional Information under the section entitled "Appendix E-Investment Strategies and Risks-Borrowing":

               The fund may borrow money for temporary or emergency purposes in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) or in connection with engaging in transactions considered by the SEC to constitute a form of borrowing under the Investment Company Act of 1940 (e.g., reverse repurchase agreements) to the extent permitted by the fund's investment objectives and policies.

9. Comment: In footnote (2) to the Fund's Expense Table in the "Expense Summary" section, please explain whether the "expense offset arrangement" that reduces the Fund's custodian fee is contractual.

         Response: The expense offset arrangement is part of the written fee schedule with the custodian. However, pursuant to 2(g) of rule 6-07 of Regulation S-X, the impact of the expense offset arrangement is not included in the fee table or in the expense examples. Therefore we do not believe it is necessary to provide any further information about the expense offset arrangement as it does not have any impact on the expense information shown.

10. Comment: In the Fund's Expense Table in the "Expense Summary" section, do the "Other Expenses" include the administrative services fee paid to MFS?

         Response:  Yes.

11. Comment: In the "Investment Adviser" section of "Management of the Fund," please explain that because certain expenses and fees are excluded from the expense limitation arrangement, the Fund's operating expenses may be more than the amount that MFS has agreed to bear.

         Response: We believe that the disclosure describing MFS' agreement to bear certain of the Fund's expenses adequately describes the expense limitation arrangement. Please note that the fund's expenses did not exceed the expense limitation. However, if the fund's expenses had exceeded the expense limitation, the presentation of the fund's expenses net of the expense limitation would have shown the actual level of net expenses, including the impact of the expense limitation exclusions. We therefore respectfully decline to modify our disclosure.

12. Comment: In the "How to Purchase Shares" section of "How to Purchase, Redeem and Exchange Shares," please explain the procedure for determining "proper form." Please also identify the party by whom the purchase order must be received. Please add similar disclosure to the sections regarding how to redeem and exchange shares.
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Securities and Exchange Commission
February 19, 2008
Page 4 of 8

         Response: Because the specific requirements as to what must be included in a purchase order vary depending on the type of account and the method of purchase, we believe including disclosure for each possible transaction would result in lengthy, technical disclosure that would be confusing and inapplicable to most investors. We will however add the following sentence to the sections describing the procedures for how to purchase and redeem shares: "The specific requirements for proper form vary among types of accounts and transactions; contact MFSC if you have questions about your particular circumstances." In addition, we will delete the reference to "proper form" from the exchange section.

         Because the fund is sold through various types of financial intermediaries who have different legal obligations and procedures with respect to forwarding their customers orders to the fund, MFS does not believe that it is appropriate for the prospectus for the fund to discuss and have liability for the various legal obligations and procedures of the financial intermediaries through whom the fund is sold. In deciding not to adopt a hard cut off pursuant to Rule 22c-1 (Release No. IC-26288), the SEC recognized the complexity of this issue and determined not to impose such an obligation on funds. However, in order to alert investors to the fact that they are relying on their financial intermediary to transmit the order to the fund in a timely manner and in the proper form, we will add the following disclosure to the purchase section: "Your financial intermediary is responsible for transmitting your purchase order to the fund in proper form and in a timely manner." In addition, we will add comparable disclosure to the redemption section.

13. Comment: In the "How to Purchase Shares" section of "How to Purchase, Redeem and Exchange Shares," please specify which net asset value the customer receives on purchases. Please provide similar disclosure to the sections regarding how to redeem shares.

         Response: In the sections describing how to purchase and redeem shares, we indicate that an investor will receive the offering price or sale price next calculated after the investor's purchase order or redemption order is received in proper form. The section entitled "Other Information-Valuation," describes when the Fund's net asset value is calculated each day as follows: "The net asset value of each class of shares is determined each day the New York Stock Exchange (the Exchange) is open for trading as of the close of regular trading on the Exchange (generally 4:00 p.m. Eastern time). However, net asset value may be calculated earlier in emergency situations or as otherwise permitted by the SEC." We believe that this disclosure adequately informs investors when shares are valued. We do not believe it is necessary to provide this detailed disclosure in the purchase and redemption section of the prospectus as well as in the valuation section.

14. Comment: In the second paragraph of the "How to Purchase Shares" section under "How to Purchase, Redeem and Exchange Shares," please clarify that the Fund may not reject the redemption transaction in an exchange.
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Securities and Exchange Commission
February 19, 2008
Page 5 of 8

         Response: We will modify the disclosure as follows: "The fund may reject for any reason, or cancel as permitted or required by law, any purchase orders."

15. Comment: In "Other Considerations-Frequent Trading" under "How to Purchase, Redeem and Exchange Shares," please explain whether the Board of Trustees of the Trust has adopted procedures to accommodate frequent trading.

         Response: In the section entitled "Other Considerations-Frequent Trading-Right to Reject or Restrict Purchase and Exchange Orders," we indicate that the Board of Trustees has adopted purchase and exchange limitation policies which it believes are reasonably designed to discourage frequent fund share transactions. We believe this disclosure adequately complies with the requirements of Item 6(e) of Form N-1A.

16.      Comment: Pursuant to the section entitled "Other
         Considerations-Reservation of Other Rights," may MFSC discontinue at any time without notice any redemption service or redemption privilege?

     Response:    Yes,   as   stated   in   the   sections    entitled    "Other
     Considerations-Reservation of Other Rights" and "Other Considerations-Anti-Money Laundering Restrictions": "In addition to the rights expressly stated elsewhere in this prospectus, MFSC reserves the right to: 1) alter, add, or discontinue any conditions of purchase, service, or privilege at any time without notice; and 2) freeze any account or suspend account services when MFSC has received reasonable notice (written or otherwise) of a dispute between registered or beneficial account owners or when MFSC believes a fraudulent transaction may occur or has occurred."

     "The fund, consistent with applicable federal law, may redeem your shares and close your account; suspend, restrict or cancel purchase and redemption orders; process redemption requests and withhold your proceeds; and take other action if it is unable to verify your identity within a reasonable time or conduct required due diligence on your account or as otherwise permitted by its anti-money laundering policies and procedures."

     This would include the right to modify or eliminate methods of redemption (e.g. telephone redemption) or redemption services (e.g., systematic withdrawal programs). Of course, such changes in a fund's methods of redemption or redemption services would have to be consistent with the requirements of the Investment Company Act of 1940 with respect to the rights of a shareholder to redeem his or her mutual fund shares.

17. Comment: Please identify the holidays for which net asset value will not be calculated in accordance with Item 6(a)(3) in the section entitled "Other Information-Valuation."

         Response: The instructions to Item 6(a)(3) provides that "a Fund may use a list of specific days or any other means that effectively communicates the
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Securities and Exchange Commission
February 19, 2008
Page 6 of 8

         information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading)." The section entitled "Other Information-Valuation" includes disclosure that the net asset value of the Fund's shares will be calculated on each day the New York Stock Exchange is open for trading. We believe that this disclosure adequately complies with the requirements of Item 6(e) of Form N-1A and that Item 6(e) does not require disclosure with respect to which holidays the New York Stock Exchange is closed. We therefore respectfully decline to modify our disclosure.

18. Comment: In the section entitled "Other Information-Valuation," please remove disclosure regarding the valuation of debt securities.

         Response: We will delete the following paragraph: "Under the fund's valuation policies and procedures, market quotations are not considered to be readily available for many types of debt instruments and certain types of derivatives. These investments are generally valued at fair value based on information from independent pricing services. These valuations can be based on both dealer-supplied valuations and electronic data processing techniques, which take into account factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data."

19. Comment: In the first sentence of the last paragraph of the section entitled "Other Information-Valuation," please add "as permitted by the SEC" after the phrase "halting of trading."

         Response: We are not aware of any requirement that the SEC must permit the halting of trading of a security in order for a fund to determine that a market quotation is not available for that security. In a letter dated April 30, 2001, from the Securities and Exchange Commission to the Investment Company Institute, the SEC stated that if trading of a security is halted during the trading day and does not resume prior to the end of the day, the last quotation prior to the halt would not be considered a readily available market quotation and that fair value pricing would be appropriate. We believe our disclosure accurately reflects this SEC position.

20. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix E-Investment Strategies and Risks," please indicate which strategies are investment strategies of the Fund.

         Response: The following sentence will be added to the end of the first paragraph in the section entitled "Appendix E-Investment Strategies and Risk": "Unless an investment strategy or investment practice described below is prohibited by the investment policies and investment strategies discussed in a fund's prospectus or in this SAI, or by applicable law, a fund may engage in each of the practices described below."

21. Comment: In either the section of Part II of the Statement of Additional Information entitled "Appendix E-Investment Strategies and Risks" or the
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Securities and Exchange Commission
February 19, 2008
Page 7 of 8

         section of Part II of the Statement of Additional Information entitled "Appendix F-Investment Restrictions," please describe the maximum percentage of the Fund's assets devoted to borrowing and making loans.

         Response: The requested disclosure will be made. Please refer to the Response to Comment 8 for language with respect to borrowing. With respect to making loans, the following disclosure will be added to the section entitled "Appendix E-Investment Strategies and Risks-Lending":
         "The fund may not lend any security or make any loan, if as a result, more than 33 1/3% of its total assets would be lent to other parties. This limitation does not apply to the purchase of debt instruments, money market instruments, repurchase agreements, loans or other direct indebtedness."

22. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix E-Investment Strategies and Risks", please clarify that reverse repurchase agreements constitute a form of borrowing under the Investment Company Act of 1940.

         Response: The requested disclosure will be made. Please refer to the Response to Comment 8 for language with respect to borrowing.

23. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix E-Investment Strategies and Risks", please describe the maximum percentage of the Fund's assets that may be invested in repurchase agreements.

         Response: We are not aware of any requirement for your requested disclosure. We therefore respectfully decline to modify the disclosure.

24. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix F-Investment Restrictions" for the MFS High Income Fund, please clarify MFS High Income Fund's concentration limit.

         Response: The following non-fundamental investment policy for the MFS High Income Fund will be added to "Appendix F-Investment
         Restrictions-For MFS High Income Fund":

              The Fund may not purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry.

         The following language will also be added to this section: "For purposes of investment restriction (6), MFS uses a customized set of industry groups for classifying securities based on classifications developed by third party providers."

25. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix F-Investment Restrictions", please clarify that in applying
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Securities and Exchange Commission
February 19, 2008
Page 8 of 8

         concentration limits for the MFS Lifetime Retirement Income Fund, the MFS Lifetime 2010 Fund, the MFS Lifetime 2020 Fund, the MFS Lifetime 2030 Fund, the MFS Lifetime 2040 Fund, the MFS International Diversification Fund, the MFS Aggressive Growth Allocation Fund, the MFS Conservative Allocation Fund, the MFS Moderate Allocation Fund and the MFS Growth Allocation Fund (collectively, the MFS funds-of-funds), the MFS funds-of funds will look through to the underlying fund.

         Response: We are not aware of any requirement that the MFS funds-of-funds in applying their policy of not investing more than 25% of their assets in a particular industry must look through to the underlying funds in which they invest. We therefore respectfully decline to make this disclosure.

26. Comment: In the section of Part II of the Statement of Additional Information entitled "Appendix F-Investment Restrictions", for every investment restriction that provides an exception for activities granted by an exemptive order describe the exemptive order.

         Response: We are not currently relying on any exemptive order in connection with the fund's fundamental investments restrictions concerning borrowing, lending, senior securities or underwriting.

         If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340.

                                        Sincerely,



                                        /S/ Susan A. Pereira
                                        Susan A. Pereira
                                        Vice President and Senior
                                        Counsel


Cc:  Kimberley Browning